OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-50450
CUSIP NUMBER 683707103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR	☒ Form 10-QSB	☐ Form 10-KSB

	For Period Ended:	February 29, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Open Energy Corporation
Full Name of Registrant

Former Name if Applicable

514 Via De La Valle, Suite 200
Address of Principal Executive Office (Street and Number)

Solana Beach, California 92075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company could not complete the filing of its Quarterly Report on Form 10-QSB for the quarter ended February 29, 2008 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-QSB, which delay could not be eliminated by the Company without unreasonable effort and expense. Such delay was primarily the result of completing the detailed financial statements. The Company intends to file its Quarterly Report on Form 10-QSB as soon as practicable after the completion of the review by its officers and directors and independent auditors.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Aidan H. Shields	858	794-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of February 29, 2008, we had $3,872,000 in cash and inventory of $3,589,000.  Since our inception we have generated significant losses from operations and expect to generate losses from operations during at least the next four fiscal quarters.   We have a $3 million debenture outstanding for which we have extended the maturity date to April 30, 2008.  We will need to extend the maturity date for that debenture or secure additional financing to repay that debenture in order to continue our operations through April 30, 2008.  We are currently in negotiations concerning financing that would provide cash to fund operations for the next few months to provide us additional time to secure longer term financing.  Further debt and/or equity financing will be required in the next few months to allow us to continue operations under our revised corporate strategy.  We do not have any commitments or binding agreements for such interim financing at this time. The Company makes no assurances that such financing will be made available, if at all.

The following table sets forth certain anticipated consolidated statements of operations data for the Company for the three and nine months ended February 29, 2008 and February 28, 2007. Revenues for the three months ended February 29, 2008 and February 28, 2007 were $2,746,000 and $1,779,000, respectively.  For the nine months ended February 29, 2008 and February 28, 2007, revenues were $5,619,000 and $3,839,000, respectively.

For the quarter ended February 29, 2008, a majority of our revenue consisted of shipments of SolarSave™ Tiles for residential projects.  The gross loss for the quarter ending February 29, 2008 reflects: a $372,000 warranty reserve related to delamination problem on prior year’s SolarSave™ Tiles product shipments; higher than expected freight and manufacturing costs incurred as a result of the tight delivery schedule for Eagle Roofing and Peterson-Dean and the high cost of laminates for the SolarSave™ Tile for low volume purchase quantities. The net loss of $8,934,000 included $1,692,000 in gross loss, $2,494,000 in stock-based compensation expense, and $3,086,000 in non-cash interest from the amortization of the discounts recorded in connection with warrants, beneficial conversion features and original issue discounts, and non-cash deferred financing fees associated with convertible debentures and notes payable.

There may be additional adjustments to the anticipated results as the Company completes its work on the financial statements.

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	February 29, 2008	February 28, 2007	February 29, 2008	February 28, 2007
Revenues, net	$2,746	$1,779	$5,619	$3,839
Cost of sales	4,438	2,127	9,664	4,494
Gross loss	(1,692)	(348)	(4,045)	(655)

Operating expenses
Selling, general and administrative	4,663	4,436	14,653	12,409
Research and development	58	264	223	689
Restructuring costs	722	—	722	—
Impairment of technology agreement and note receivable	—	—	—	2,376
Total operating expenses	5,443	4,700	15,598	15,474

Loss from operations	(7,135)	(5,048)	(19,643)	(16,129)

Other income (expense)
Interest and other income	156	4	294	68
Interest expense	(2,704)	(1,727)	(10,804)	(6,567)
Other expense	168	(69)	214	(178)
Loss on foreign exchange	—	3	(69)	(135)
Total other expense	(2,380)	(1,789)	(10,365)	(6,812)

Loss before income tax benefit	(9,515)	(6,837)	(30,008)	(22,941)
Income tax benefit	581	599	1,781	1,902
Net loss	$(8,934)	$(6,238)	$(28,227)	$(21,039)

Open Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 15, 2008	By	/s/ Aidan H. Shields
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).